UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024 (Report No. 2)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

CONTENTS

Registered Direct Offering

On September 15, 2024, REE Automotive Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional and accredited investors, providing for the issuance of an aggregate of (i) 7,362,930 Class A Ordinary Shares, no par value per share (the “ordinary shares”), at a purchase price of $4.122 per ordinary share, and (ii) 3,639,893 pre-funded warrants each to purchase one ordinary share (“Pre-Funded Warrants”). The Pre-Funded Warrants will be sold at a price of $4.121 each, including the Pre-Funded Warrant exercise price of $0.001 per full share. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

The offering is expected to result in gross proceeds to the Company of approximately $45.3 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The ordinary shares and Pre-Funded Warrants to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-266902) previously filed with the SEC and declared effective by the Commission on August 25, 2022.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Purchase Agreement provides for indemnification by the Underwriter of the Company, its directors and officers, and by the Company of the purchasers for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

The legal opinion of Herzog Fox & Neeman relating to the legality of the issuance and sale of the ordinary shares and the ordinary shares issuable upon exercise of the Pre-Funded Warrants is attached as Exhibit 5.1 to this Form 6-K. The legal opinion of Sullivan & Worcester LLP relating to the legality of the issuance and sale of the Pre-Funded Warrants is attached as Exhibit 5.2 to this Form 6-K.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Supply Chain Management Services Agreement

On September 15, 2024, the Company executed a Supply Chain Management Services Agreement (the “Agreement”) with Samvardhana Motherson International Limited (“Motherson”), pursuant to which the Company appointed Motherson (including any of its affiliates) to provide certain services to the Company on an exclusive basis. In that regard, Motherson has agreed to provide services relating to development, management, and optimization of the Company’s supply chain which shall also include supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. The Company has agreed to pay Motherson, on a quarterly basis, an amount equal to fifty percent (50%) of certain cost improvements that would be achieved under the Motherson Agreement (“Quarterly Fees”) in addition to annual payments for such resources required to be deployed by Motherson for the purpose of rendering the services under the Motherson Agreement, which shall be agreed upon by REE and Motherson.

In addition, the Company agreed to permit Motherson to nominate a director to join the Company’s board of directors.

The Agreement will terminate upon the later of three (3) years or on when Motherson has received an amount equal to $30 million in Quarterly Fees. In addition, the Agreement will automatically renew for consecutive one (1) year terms unless either party provides notice of termination within one hundred eighty (180) days prior to the end of a term. In addition, Motherson may terminate the Agreement for any reason upon providing one hundred eighty (180) day written prior notice.

The foregoing summary of the Purchase Agreement, Agreement and Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, Agreement and Pre-Funded Warrant, which are attached as Exhibit 10.1, Exhibit 10.2 and Exhibit 4.1, respectively, to this Form 6-K and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-276757, 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Herzog Fox Neeman.
5.2	Opinion of Sullivan & Worcester LLP
10.1	Form of Securities Purchase Agreement, dated September 15, 2024, by and between the Company and the purchaser parties thereto
10.2	Supply Chain Management Services Agreement, dated September 15, 2024, by and between the Company and Samvardhana Motherson International Limited
23.1	Consent of Herzog Fox Neeman (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: September 17, 2024

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